UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Fortune Industries, Inc.

(Name of the Issuer)

Fortune Industries, Inc.

CEP, Inc.

CEP Merger Sub, Inc.

Tena Mayberry

Randy Butler

Carter M. Fortune

(Name of Persons Filing Statement)

Common Shares, $0.10 par value

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Fortune Industries, Inc. 6402 Corporate Dr. Indianapolis, Indiana 46278	Carter M. Fortune 6402 Corporate Dr. Indianapolis, Indiana 46278
CEP, Inc. 511 Union Street Nashville, TN 37219	Tena Mayberry 6402 Corporate Dr. Indianapolis, Indiana 46278
CEP Merger Sub, Inc. 511 Union Street Nashville, TN 37219	Randy Butler 6402 Corporate Dr. Indianapolis, Indiana 46278

Fortune Industries, Inc.
6402 Corporate Dr.
Indianapolis, Indiana 46278
317 532-1374
Attn: Carrie Hill, Esq.

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copies to:

Bone McAllester Norton PLLC 511 Union Street, Suite 1600 Nashville, Tennessee 37219 Attn: Charles W. Bone, Esq and Trace Blankenship, Esq.	Bose McKinney & Evans LLP 111 Monument Circle Indianapolis, Indiana 46204 Attn: Jeffrey B. Bailey, Esq.

This statement is filed in connection with (check the appropriate box).

☒	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final Statement reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$12,789,134	$1,466.66

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	Fortune Industries, Inc.

Date Filed:	May 22, 2012

*	The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $12,789,134 which is the sum of (1) product of 92,981 shares of Common Stock outstanding as of May 17, 2012 that are proposed to be converted into the right to receive the merger consideration, multiplied by the merger consideration of $0.61 per share; (2) 7,344,687 shares of Common Stock and 296,190 of Class C Preferred Shares which are being acquired for a combination: (i) $6,000,000 in cash, (ii) a promissory note in the principal amount of $6,300,000 and common shares of the Parent acquiring company equal to approximately 22% of its total outstanding shares valued at approximately $441,343. The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the December 2010 revised SEC Filing Fee for Transactional filings, equals the proposed maximum aggregate value of the transaction multiplied by .00011460 ($114.60 per million dollars).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the October 2011 revised SEC Filing Fee for Transactional filings pursuant to the Securities Exchange Act of 1934, which equals .00011460 ($114.60 per million dollars) multiplied by the total Transaction Valuation.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by Fortune Industries, Inc., an Indiana corporation (the “Company”), the issuer of the common stock, without par value (the “Common Stock”), that is subject to the Rule 13e-3 transaction, Tena Mayberry (“Mayberry”), Randy Butler (“Butler,”) Carter M. Fortune (“Fortune”) and, together with Mayberry and Butler, the “Rollover Shareholders”), CEP, Inc., a Tennessee Indiana corporation (“Parent”), and CEP Merger Sub, Inc., a Tennessee corporation and wholly-owned subsidiary of Parent (“Merger Sub,” and, together with the Parent and the Rollover Shareholders, the “Acquisition Parties” and, together with the Company, the “Filing Party” and each a “Filing Party”).

This Statement relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, (the “Merger Agreement”), by and among the Company, Parent, Merger Sub and the Rollover Shareholders. Concurrently with the filing of this Statement, the Company is filing with the Commission a preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and approve the merger contemplated thereby. The adoption of the Merger Agreement is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement and approval of the merger by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting. If the merger is consummated, Merger Sub will merge with and into the Company, Company will continue as the surviving corporation and Parent will own a majority of the issued and outstanding common stock of Company. Upon the completion of the merger, each outstanding share of Common Stock owned by beneficial or record holders of less than 501 Shares on March 26, 2012 and who continue to own those shares of Common Stock on the effective date of the Merger (the “Small Block Holders”) will be converted into the right to receive $0.61 in cash, without interest and less any applicable withholding taxes. Upon the completion of the merger, each outstanding share of Common Stock owned by beneficial or record holders of 501 or more Shares: (i) on March 26, 2012 or (ii) on the effective date of the merger (the “Large Block Holders”) will continue to own the Common Stock of the Company which they currently own, which will be deemed to be shares of the surviving corporation’s common stock. The Rollover Shareholders have agreed to contribute, immediately prior to the completion of the merger, in the aggregate, 7,424,687 shares of Company common stock to Parent in exchange for shares of Parent common stock.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or Statement. Capitalized terms used but not defined in this Statement shall have the meanings given to them in the Preliminary Proxy Statement.

All information contained in this Statement concerning each Filing Party has been supplied by such Filing Party.

FORWARD-LOOKING STATEMENTS

Statements contained in this document, as well as some statements by the Company in periodic press releases and oral statements of Company officials during presentations about the Company constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include statements that are predictive in nature, depend on or refer to future events or conditions, which include words such as expect," estimate," anticipate," predict," believe" and similar expressions. These statements are based on the current intent, belief or expectation of the Company with respect to, among other things, trends affecting the Company's financial condition or results of operations. These statements are not guarantees of future performance, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Actual events and results involve risks and uncertainties and may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. Factors that might cause or contribute to such differences, include, but are not limited to, the risks and uncertainties that are discussed under the heading "Risk Factors" disclosed within our annual report filed on Form 10-K for the year ended June 30, 2011, and any risk factors subsequently disclosed in our quarterly reports filed on Form 10-Q thereafter. Readers should carefully review the risk factors referred to above, as well as all other documents and disclosures filed by the Company with the Securities and Exchange Commission.

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Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Fortune Industries, Inc.

6402 Corporate Drive

Indianapolis, Indiana 46278

(317) 532-1374

(b)	Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SECURITIES OWNERSHIP”

“TRADING MARKET AND PRICE FOR SHARES”

The exact title of the subject class of equity securities is “Fortune Industries, Inc. common shares, par value $0.10 per share.”

(c)	Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“PRIOR PURCHASES OF SHARES”

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A:

(a)	Name and Address. Fortune Industries, Inc. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

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“THE PARTIES”

(c)	Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	Material Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“INFORMATION CONCERNING THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D-1 — Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust.

“ANNEX D-2 — Rollover Contribution Agreement dated effective as of March 26, 2012, (among Parent, Tena Mayberry and Randy Butler).”

(c)	Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”

“THE MERGER AGREEMENT—Covenants”

“RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 — Rollover Contribution Agreement

(d)	Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

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(a)	Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“RELATED PARTY TRANSACTIONS”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“PRIOR PURCHASES OF SHARES”

“ANNEX A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of the Vote; Abstentions and Broker Non-Votes”

“THE PARTIES”

“THE MERGER AGREEMENT”

“SECURITIES OWNERSHIP”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 — Rollover Contribution Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”

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“ANNEX A—Agreement and Plan of Merger”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 —Rollover Contribution Agreement”

(c)1-8	Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

(b)	Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

(c)	Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC ”

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“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC”

(d)	Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Accounting Treatment”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT”

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

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“ANNEX B—Fairness Opinion of Kraft Analytics, LLC. ”

The analysis materials of Kraft Analytics, LLC. used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“THE MERGER AGREEMENT—Conditions to the Merger”

“ANNEX A—Agreement and Plan of Merger”

(d)	Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC ”

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC ”

(e)	Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC. ”

“ANNEX B—Opinion of Kraft Analytics, LLC.”

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The analysis materials of Kraft Analytics, LLC used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Conditions to the Merger”

“THE MERGER AGREEMENT—Expenses”

“ANNEX A—Agreement and Plan of Merger”

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE PARTIES”

“SECURITIES OWNERSHIP”

(b)	Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“PRIOR PURCHASES OF SHARES”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX D— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 — Rollover Contribution Agreement dated effective as of March 26, 2012, (among Parent, Tena Mayberry and Randy Butler).”

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”

“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“ANNEX C—Voting Agreement”

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“ANNEX D-1 — Preferred Stock Purchase and Rollover Contribution Agreement.”

“ANNEX D-2 — Rollover Contribution Agreement dated effective as of March 26, 2012.”

(e)	Recommendation of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”

“THE MERGER AGREEMENT—Representations and Warranties”

Item 13. Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION CONCERNING THE SPECIAL MEETING—Proxy Solicitation”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Fees and Expenses”

Item 15. Additional Information.

Item 1011 of Regulation M-A:

(b)	Other Material Information. The entirety of the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

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Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)(1)	Preliminary Proxy Statement for the Special Meeting of the Shareholders of Fortune Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 22, 2012, as amended).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)	Press release, dated March 26, 2012, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on March 26, 2012).*

(b)(1)	Term sheet issued by CAPSTAR Bank, Nashville, Tennessee, dated February 16, 2012.

(b)(2)	Form of promissory note from CEP, Inc. to Carter M. Fortune to be used in connection the financing of the proposed transaction.

(c)(1)	Fairness Opinion of Kraft Analytics, LLC (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).

(c)(2)	Analysis Materials of Kraft Analytics, LLC in Connection with Fairness Evaluation, including the following:

(c)(2)(i): Annual Reports on Form 10-K filed with the SEC for the years ended June 30, 2008, 2009, 2010, and 2011;*

(c)(2)(ii): Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 2011 and September 30, 2011;*

(c)(2)(iii): A Draft version of Quarterly Report on Form 10-Q to be filed with the SEC for the quarter ended December 31, 2011;

(c)(2)(iv): A Financial Due Diligence Report complied by an outside advisory firm and the valuation of the preferred stock by Rodefer Moss & Co PLLC.

10

(c)(3)	Financial Projections Prepared by management of Fortune Industries, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, by and among Fortune Industries, Inc., CEP, Inc., CEP Merger Sub, Inc., (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).

(d)(2)	Voting Agreement, dated as of March 26, 2012, by and among CEP, Inc., Tena Mayberry, Carter M. Fortune, 14 West, LLC, Carter M. Fortune Living Trust Carter Fortune (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).

(d)(3)	Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust (incorporated herein by reference to Annex D-1 to the Preliminary Proxy Statement).

(d)(4)	Rollover Contribution Agreement dated effective as of March 26, 2012, among Parent, Tena Mayberry and Randy Butler) (incorporated herein by reference to Annex D-2 to the Preliminary Proxy Statement).

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).

*Previously filed

11

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

Fortune Industries, Inc.

By:	/s/ Tena Mayberry
Name: Tena Mayberry
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

CEP, Inc.

By:	/s/ Tena Mayberry
Name: Tena Mayberry
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

CEP Merger Sub, Inc.

By:	/s/ Tena Mayberry
Name: Tena Mayberry
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

/s/ Carter M. Fortune
Carter M. Fortune

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

/s/ Tena Mayberry
Tena Mayberry

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

/s/ Randy Butler
Randy Butler

Exhibit Index

(a)(1)	Preliminary Proxy Statement for the Special Meeting of the Shareholders of Fortune Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 22, 2012, as amended).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)	Press release, dated March 26, 2012, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on March 26, 2012).*

(b)(1)	Term sheet issued by CAPSTAR Bank, Nashville, Tennessee, dated February 16, 2012.

(b)(2)	Form of promissory note from CEP, Inc. to Carter M. Fortune to be used in connection the financing of the proposed transaction.

(c)(1)	Fairness Opinion of Kraft Analytics, LLC (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).

(c)(2)	Analysis Materials of Kraft Analytics, LLC in Connection with Fairness Evaluation, including the following:

(c)(2)(i): Annual Reports on Form 10-K filed with the SEC for the years ended June 30, 2008, 2009, 2010, and 2011;*

(c)(2)(ii): Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 2011 and September 30, 2011;*

(c)(2)(iii): A Draft version of Quarterly Report on Form 10-Q to be filed with the SEC for the quarter ended December 31, 2011;

(c)(2)(iv): A Financial Due Diligence Report complied by an outside advisory firm and the valuation of the preferred stock by Rodefer Moss & Co PLLC.

(c)(3)	Financial Projections Prepared by management of Fortune Industries, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, by and among Fortune Industries, Inc., CEP, Inc., CEP Merger Sub, Inc., (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).

(d)(2)	Voting Agreement, dated as of March 26, 2012, by and among CEP, Inc., Tena Mayberry, Carter M. Fortune, 14 West, LLC, Carter M. Fortune Living Trust Carter Fortune (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).

(d)(3)	Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust (incorporated herein by reference to Annex D-1 to the Preliminary Proxy Statement).

(d)(4)	Rollover Contribution Agreement dated effective as of March 26, 2012, among Parent, Tena Mayberry and Randy Butler) (incorporated herein by reference to Annex D-2 to the Preliminary Proxy Statement).

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).

*Previously filed